April 23, 2020

Andrew Jackson
Chief Financial Officer
Ra Medical Systems, Inc.
2070 Las Palmas Drive
Carlsbad, California 92011

       Re: Ra Medical Systems, Inc.
           Registration Statement on Form S-1
           Filed April 16, 2020
           File No. 333-237701

Dear Mr. Jackson:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Our certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts..., page 60

1. We note that your forum selection provision discussed in this risk factor and on page 70 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions
 Andrew Jackson
Ra Medical Systems, Inc.
April 23, 2020
Page 2
         arising under the Exchange Act. We also note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. With respect to this exclusive federal forum provision, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Courtney Lindsay at (202) 551-7237 or Ada Sarmento at
(202) 551-3798
with any other questions.



FirstName LastNameAndrew Jackson                               Sincerely,
Comapany NameRa Medical Systems, Inc.
                                                               Division of
Corporation Finance
April 23, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName